Ms. Karen L. Gallagher, PFO
Syntroleum Corporation
5416 S Yale, Ste 400
Tulsa, OK 74135
October 21, 2009
Mr. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Syntroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
Definitive Proxy Statement on Schedule 14A, filed April 13, 2009
File No. 000-21911
Dear Mr. Schwall:
The purpose of this letter is to respond to your letter dated September 24, 2009. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Financial Statements
Note 1 — Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-6
1.	Please expand your disclosure to clarify how the 50/50 revenue recognition split for deposits received under license agreements, being divided between the point at which you deliver a process design package and the point of having the plant passing operations tests, corresponds to your earnings process. Please also clarify your accounting for any additional funds received under the license agreements during this period.
Clarifications to the relevant disclosures included in Management’s Discussion follow. We agree to include these clarifications in future filings to the extent they are applicable.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

License fee deposits received as cash upon the sale of master volume or regional license agreements are recorded as deferred revenue in the consolidated balance sheets until recognized as revenue in the consolidated statements of operations. We recognize revenue on the sale of license agreements by recording 50 percent of the license fee deposit as revenue when: (1) a site license agreement has been formally executed, (2) the license fee deposit has been paid in cash and (3) delivery to the licensee the process design package for the licensee’s initial plant. Since 50 percent of the license fee deposit is subject to our indemnity obligation with respect to the performance guarantee on the related plant, the remaining license fee deposit will be recognized as revenue in the consolidated statements of operations after the related plant has passed certain performance tests. Option fees, which provide licensees the right to include additional geographic areas in its license agreement territory, are deferred until the earlier of the option being exercised or lapsing. The license agreements currently allow us to use our own engineering staff or to work with outside engineering contractors to develop a site-specific plant design in accordance with licensee specifications; this design package is called the Process Design Package, or “PDP”. To date, we have not delivered any PDP’s for initial licensed plants, except for the Dynamic Fuels Plant, which we are part owner of and no initial license fee deposits were required. We are under no obligation to return these deferred revenues except in the case when a licensee builds a plant and the plant does not pass certain performance tests. In this situation, the licensee would be able to receive a refund of 50 percent of the license fees paid. The license agreements have a 15-year life and, after this time, the deferred revenue will be recorded as license revenue in the statements of operations unless a site license has been executed. Our current licenses generally begin to expire in 2012 and the initial deposits will be recognized as licensing revenue as the licenses expire should a licensee not purchase a site license and begin construction of a plant prior to expiration of the license. We have not received additional funds under these license agreements during the license period and do not expect to receive additional funds under these license agreements. We are currently pursuing different avenues for the sale of technology rights, via equity ownership or sale of technology, and have not entered into this type of license agreement since 2007.
Preparation of the process design package can take varying amounts of time depending on the size of the project and could take a period of time; ranging six months to two years from the notice to proceed. Construction time will depend on the size of the project, site location conditions and the availability of construction services, necessary materials and labor. Current estimates for construction times for large capital projects in excess of one billion dollars in costs are from three to five years from completion of the front end engineering design.
Note 4 — Investment in Dynamic Fuels, page F-12
2.	We note you disclose on page F-13 that during 2008 and 2007, you recognized technical services revenue of $2.6 million and $1.6 million from Dynamic Fuels. It appears that you would need to identify these amounts as related party amounts on the face of your statements of operations on page F-2 to comply with Rule 4-08(k) of Regulation S-X.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

We believe that the disclosures in Note 4 to the Consolidated Financial Statements concerning our related party amounts with Dynamic Fuels properly identified the related party transactions between us and Dynamic Fuels and identified the line item these amounts were included in on the face of our statement of operations. We will reclassify these amounts on the face of our statement of operations in future filings to identify these amounts as related party amounts.
Note 5 — Marathon Participation and Loan Agreement, page F-13
3.	Please expand your disclosure to discuss how you decided to divide the $24.5 million net figure pertaining to the note payable to Marathon Oil Corporation (“Marathon”) as a $11.8 million gain on debt extinguishment and $12.7 million licensing revenue in conjunction with the January 16, 2007 Consolidation and License Agreement and the December 21, 2007 modification to this agreement.

As for the $12.7 million in revenue, please describe the rights Marathon acquired compared to those it had previously been entitled, the extent this revenue amount relates to royalties from Marathon’s right to use your FT process based upon Marathon’s actual production volumes from licensed plants constructed and operated by Marathon as disclosed on page F-13, what the remaining revenue balance represents, why it is characterized as revenue, and how you determined that the earnings process was complete. It should be clear why Marathon agreed to extinguish a $27.6 million note for only a $3.75 million cash payment in return.
Clarifications to the relevant disclosures included in Management’s Discussion follow. We agree to include these clarifications in future filings to the extent they are applicable.
Marathon Oil Corporation (“Marathon”) provided project funding in connection the Catoosa Demonstration Facility pursuant to advances under two secured, convertible promissory notes totaling $21.3 million (collectively, the “Note”) with the Company. The Note bore interest at a rate of eight percent per year and the balance owed under this agreement, including accrued interest was $27.6 million as of December 31, 2006. The maturity date was extended to December 15, 2006 with a notification period extending to January 18, 2007.
On January 16, 2007, we entered into a Consolidation and License Agreement which grants Marathon the non-exclusive right to use it FT process to produce synthetic crude. Under this new Master License Agreement certain restrictions were removed that previously existed in the original Master License Agreement with Marathon executed in 1997. The new Master License Agreement no longer includes restrictions on the geographic area Marathon can do a GTL project, except for China and India. Marathon has the ability to pursue other FT technology. Marathon may contract directly with reactor vendors selected at their sole discretion; in addition they are not required to utilize

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

Syntroleum for a Process Design Package. Marathon also has the right to conduct research and development on FT technology and is not obligated to share any improvements it identifies to Syntroleum. Revenue to the Company under this agreement would be in the form of royalties based upon actual production volumes from any licensed plants constructed and operated by Marathon. The royalties were reduced under the new agreement from 35 cents a barrel to 25 cents a barrel. Syntroleum has no additional support or indemnification obligations to Marathon from this new license agreement.
As part of this agreement, Marathon terminated and eliminated all of its rights under the Note in the amount of $27,600,000. In exchange, we agreed to pay Marathon $3,000,000 in both December 2008 and 2009. The Note had a minimum conversion rate of $6.00 per common share and would have resulted in Marathon obtaining 4,600,000 shares. Based on our closing price on January 16, 2007 of $3.68 per share, Marathon would have paid a $2.32 per share premium, or $10,672,000 in total. Marathon agreed to cash payments of $6,000,000 and a revised Master License agreement with reduced restrictions and royalties instead of acquiring shares at a 63% premium. On December 21, 2008, we and Marathon agreed to a modification of the Consolidation and License Agreement. The modification required us to make a payment of $3,750,000 in immediately available funds to Marathon on or before December 28, 2007 in lieu of the total $6,000,000 payment in 2008 and 2009.
As a result of the Consolidation and License Agreement and modification to the Agreement, we recognized a non-cash gain on extinguishment of the debt under the Note of $11,800,000. We determined the $10,672,000 expected premium was the cost to Marathon to settle the debt initially and recorded the additional $1,128,000 gain as the difference between the $3,750,000 paid and the carrying amount of $4,878,000 recorded as the present value of the current debt. We accounted for the extinguishment of debt in accordance with EITF 96-16, Accounting for a Modification or Exchange of Debt Instruments, by recognizing the difference between the reacquisition price and the net carrying amount of the extinguished debt as a gain for the year ended December 31, 2007. Marathon was willing to incur a cost of debt settlement transaction beyond $10,672,000; therefore the remaining value of $12,700,000 is directly attributable to the new Master License Agreement. We recorded non-cash licensing revenue of $12,700,000 in the consolidated statement of operations for the year ended December 31, 2007. License fee credits of $1,000,000 previously recorded in deferred revenue were also recognized as licensing revenue. Unlike previous license agreements where up-front proceeds are deferred until certain milestones are achieved, revenue attributable to the new agreement was recognized upon the execution of the agreement because we have no future indemnification obligations to Marathon and have therefore performed all required services on this license agreement. We recorded deferred revenue of $55,000 related to a specific performance obligation to Marathon under the agreement.
Note 8 — Stockholders’ Equity, pages F-14

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

4.	We note your disclosure on page F-15 explaining that in June 2008, you entered into a Warrant Agreement providing for the issuance of warrants to Tyson Foods, Inc. (Tyson) to purchase your common shares in exchange for Tyson providing letter of credit support to your Dynamic fuels joint venture with Tyson, enabling Dynamic Fuels to conduct a $100 million bond issuance in October 2008.

Please explain your rationale for recording the $8.6 million value of the warrants you issued to Tyson as debt issuance cost, rather than as an additional cost of your investment in Dynamic Fuels, considering that you are not carrying the debt in your accounts.

Additionally, please describe the accounting by Dynamic Fuels for the value it received from Tyson’s letter of credit guarantee and your warrants, which appear to be necessary to compensate Tyson for half of the value of its letter of credit. Explain your rationale for the accounting at Dynamic Fuels and how any values recorded by Dynamic Fuels were determined.
Under ASC 323, (APB 18, The Equity Method of Accounting for Investments in Common Stock), we determined the valuation of warrants to be debt issuance costs due to the fact it was Syntroleum’s responsibility to secure one half of the letter of credit for the Gulf Opportunity Zone Bonds for Dynamic. Both parent companies were obligated to secure their portion of the debt, 50%. Due to Syntroleum’s limited resources we were unable to secure the $50,000,000 in debt with a letter of credit backed by our own assets or balance sheet and paid Tyson with Syntroleum warrants to secure our portion of the debt. Since the security of the loan was the responsibility of the parents, Syntroleum classified the valuation of the warrants as debt issuance costs. We are amortizing this cost over the life of the Dynamic bonds. The cost amortization will be available for capitalization under ASC 835-20-15-5c. (FAS 58 Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method) and capitalized as an investment in Dynamic. This will create a difference between our investment in Dynamic and our equity in Dynamic’s underlying net assets. This difference will be amortized over the life of the facility Dynamic is constructing. Once the plant is operational the continuing amortization of the warrant, will be amortized and will be expensed as a cost of interest under ASC 835-20-35-2.
Dynamic Fuels received a letter of credit guaranteeing the full amount of the bonds from Tyson Foods. All of the monthly fees for this letter of credit are paid by Tyson. Dynamic Fuels reimburses Tyson for these monthly fees and capitalizes these fees. These capitalized costs will be amortized using the effective interest method over the life of the debt.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

Definitive Proxy Statement on Schedule 14A, filed April 13, 2009
General
5.	Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
Clarifications to the relevant disclosures included in the Definitive Proxy Statement follow below by individual comment. We agree to include these clarifications in future filings of the Definitive Proxy Statement.
Compensation Discussion and Analysis, page 14
6.	Throughout your disclosure, you reference the use of peer group data in your executive compensation decisions. Identify the companies that comprise the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Peer group companies include Andersons Inc., Aventine Renewable Energy Holdings, Inc., Ballard Power Systems, Inc., BioFuel Energy Corporations, Evergreen Energy, Inc., FuelCell Energy Inc., Fuel-Tech, Inc., Global Energy Holdings Group, Headwaters Inc., Pacific Ethanol, Rentech Inc., Synthesis Energy Systems, Verasun Energy Corporations, and Verenium Corporations.
7.	In addition, if you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each such group.
The same peer group is used for all elements of our compensation. Peer group companies include Andersons Inc., Aventine Renewable Energy Holdings, Inc., Ballard Power Systems, Inc., BioFuel Energy Corporations, Evergreen Energy, Inc., FuelCell Energy Inc., Fuel-Tech, Inc., Global Energy Holdings Group, Headwaters Inc., Pacific Ethanol, Rentech Inc., Synthesis Energy Systems, Verasun Energy Corporations, and Verenium Corporations.
8.	You disclose that your compensation guidelines are designed to pay a base salary generally measured below the 50th percentile of base salaries paid by other peer group companies. Disclose the actual percentiles in comparison to the peer group with respect to the base salaries paid to your named executive officers. To the extent actual compensation was outside of a targeted goal or percentile, please explain why.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

Our executive compensation guidelines, as established by the nominating and compensation committee, are designed to pay a base salary generally measured below the 50th percentile of base salaries paid by our peer group companies. Our peer group companies have similar low current sales with high market to sales ratios. This is an indicator that the peer group is in a similar stage pre-commercialization in their business life cycle. The nominating and compensation committee has determined Syntroleum’s peer group to include Andersons Inc., Aventine Renewable Energy Holdings, Inc., Ballard Power Systems, Inc., BioFuel Energy Corporations, Evergreen Energy, Inc., FuelCell Energy Inc., Fuel-Tech, Inc., Global Energy Holdings Group, Headwaters Inc., Pacific Ethanol, Rentech Inc., Synthesis Energy Systems, Verasun Energy Corporations, and Verenium Corporations. As the Company is in the pre-commercialization stage of business life and cash is a key performance indicator to the Company, the Nominating and Compensation Committee deems it appropriate to pay a base salary below average at this point in the Company’s business life. Based on compensation data for 2008, the executives were paid in the 11th percentile compared to the peer group listed above.
Incentive Compensation, page 15
9.	You state that the nomination and compensation committee determined that Mr. Roth’s and Ms. Gallagher’s individual performances during 2008 were “in line with expectations” and that given “their contributions to key roles”, cash bonuses were paid on March 6, 2009. Please provide additional disclosure and analysis of how their individual performances and contributions factored into the bonus calculation and the decision to award the bonuses in cash. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions to key roles the nomination and compensation committee considered in its evaluation of how they were weighted and factored into your incentive compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.
Based on the nomination and compensation committee’s determination that individual performance was in line with expectations, cash bonuses were paid on March 6, 2009 to Edward G. Roth and Karen L. Gallagher in the amounts of $130,000 and $54,688, respectively. These bonuses were 50% and 31% of 2008 annual salaries, respectively. The nomination and compensation committee expectations for 2008 included fiscal responsibility, expansion of engineering services, and execution of key projects. The Company was under budget on all capital expenditures and expenses. The engineering team completed the process design package for Dynamic Fuels and began initial engineering work on the Dynamic Fuels Plant as well as worked on additional studies for other clients. Key projects for the Company for the year included, technology documentation and financing of the Dynamic Fuels investment as well as project sanction and initial project work for the Dynamic Fuels plant. All of these projects were executed in 2008. Ms. Gallagher and Mr. Roth played key roles in leading all of these activities for the Company and managing the staff and Company funds to achieve each of these goals. Given the committee’s view of the contributions to these key roles and the awards of the stock based incentive plan, the decision was made to pay these payments in cash.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission

The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments, please contact the undersigned at 918-764-3404.
Very truly yours,
/s/ Karen L. Gallagher
By Karen L. Gallagher
Senior Vice President of Finance/Principal Financial Officer